Exhibit 99.1

Mobilicom Limited

ABN 26 617 155 978

Annual Report - 31 December 2023

Mobilicom Limited
Contents
31 December 2023

Mobilicom Limited
Corporate directory
31 December 2023

Directors	Oren Elkayam (Chairman and Managing Director)
Yossi Segal (Executive Director)
Campbell McComb (Non-executive Director)
Jonathan Brett (Non-executive Director)

Company secretary	Justin Mouchacca

Registered office	C/- JM Corporate Services
Level 21
459 Collins Street
Melbourne, VIC 3000
Ph: 03 8630 3321

Auditor	Hall Chadwick WA Audit Pty Ltd
283 Rokeby Road
Subiaco WA 6008
Australia

Website	https://mobilicom-ltd.com.au

Mobilicom Limited
Directors’ report
31 December 2023

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Mobilicom Limited (referred to hereafter as the ‘Company’, ‘Mobilicom Australia’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 31 December 2023.

Directors

The following persons were directors of Mobilicom Limited during the whole of the financial year and up to the date of this report, unless otherwise stated:

Oren Elkayam (Chairman and Managing Director)

Yossi Segal (Executive Director)

Campbell McComb (Non-executive Director)

Jonathan Brett (Non-executive Director)

Principal activities

The Company’s principal activities are design, develop and deliver of cybersecurity and robust solutions including communication datalinks, mesh network, ground control systems, cybersecurity and could-software solutions for drone, robotics and autonomous platforms.

The Company is an end-to-end provider of cybersecurity and robust solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops, and delivers robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers. The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications. The Company is growing a global customer base with sales to high profile customers including corporates, governments, and military departments. The Company’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. The Company’s large solution portfolio is being deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees.

Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Financial Highlights

●	Revenues increased 43% year-over-year to $3.3 million driven by repeat orders

●	Gross margin remained high, at 59% compared to 62% in 2022, reflects our strong IP and know-how

●	Confirmed order backlog of $2.0 million expected to be fulfilled in first half of 2024

●	Strong cash position of $12.3 million with narrowing monthly burn rate affords Mobilicom a long cash runway to implement its strategic plans, capture market share, and ramp revenues

●	Completed $4.31 million (US$ 2.95 million) capital raise in January 2024 adding to strong cash position at year-end

Operational Highlights

●	Received initial production-scale order in Q3 2023 followed by additional quantity-increase order in Q4 2023 from U.S. Tier-1 drone manufacturer which delivers to the U.S. Department of Defense (“DOD”)

●	Chosen by the U.S.DOD for Soldiers’ Next Generation Wearable Tactical AI-Enhanced Mission Kits

●	Secured $1.3 million initial production-scale order from global Tier-1 Israeli-based manufacturer for loitering (kamikaze) drones platform

●	Secured initial production-scale order from another global Tier-1 Israeli-based manufacturer for use by the Israeli Defense Forces

●	Secured license-based order for ICE Cybersecurity from Israel’s Ministry of Defense for its small-sized drone program

●	Launched MCU-70, cybersecure SDR Product with high size-to-performance ratio addressing new target market for mid-sized long-range UAVs

Mobilicom Limited
Directors’ report
31 December 2023

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

Matters subsequent to the end of the financial year

Commencing January 1, 2024, the Company elected to shift from Australian dollar functional currency to U.S. dollar functional currency and accordingly all internal financial reporting and presentations, to board of directors and executive management as well as external financial reporting and presentations are denominated in U.S. dollar. Following the transition to U.S. Dollar as functional currency the currency transaction adjustment (“CTA”) reserve balance as of December 31, 2023 will remain as is (freeze) and starting January 1, 2024 differences between the USD and the NIS will be recorded under the CTA reserve while transactions with AUD will be recorded as foreign currency transactions under the statement of profit or loss and other comprehensive income (loss).

On January 25, 2024, the Company entered into a definitive agreement (the “Purchase Agreement”) with certain institutional investors providing for the issuance of (i) 133,889,525 ordinary shares represented by 486,871 American Depositary Shares (“ADSs”), and (ii) prefunded warrants to purchase up to an aggregate of 389,497,350 ordinary shares represented by 1,416,354 ADSs, in a registered direct offering at an offering price of US$1.55 per ADS and US$1.5499 per pre-funded warrant, for aggregate gross proceeds of approximately US$2.95 million (AUD$4.31 million). Each ADS represents two hundred seventy-five (275) ordinary shares, no par value, of the company. The offering was closed on January 30, 2024.

In addition, in a concurrent private placement, the Company agreed to issue the investors warrants to purchase up to an aggregate of 523,386,875 ordinary shares represented by 1,903,225 ADSs at an exercise price of US$1.55 per ADS. The warrants will be immediately exercisable and will expire five years following the initial exercise date. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

Each pre-funded warrant is exercisable for one ADS at an exercise price of US$0.001 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full.

No other matter or circumstance has arisen since 31 December 2023 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Likely developments and expected results of operations

The information on likely development and expected results of operations has been disclosed as part of the Review of Operations above.

Environmental regulation

The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

Risk Statement

The Company is committed to the effective management of risk to reduce uncertantity in the consolidated entity’s business outcomes and to protect and enhance shareholder value. There are various risks that could have a material impact on the achievement of the consolidated entity’s strategic objectives and future prospects.

Key risks and mitigation activities associated with the Company’s objectives are set out below:

Financial Condition

The Company is predominately in the business of research and development of new products and has had a history of losses. We expect that we will need to invest significant time and raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

Product quality and safety

The Company focuses on safety through active identification and management of safety hazards and operational risks. The Company continues to invest in safety in order to mitigate safety hazards and also embeds a culture of safety into its workplaces.

Mobilicom Limited
Directors’ report
31 December 2023

Change in regulations

The Company is subject to a number of regulatory approvals in order to be able to manufacture and sell our products. There is a risk that failure to obtain necessary regulatory approvals may prevent the Company from selling its hardware products. The Company ensures that it continues to review regulatory requirements to mitigate any potential risk of not meeting up with regulatory requirements.

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results. The Company may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

Intellectual Property

If the Company fails to protect, or incur significant costs in defending, our intellectual property and other know-how or proprietary rights, our business, financial condition, and results of operations could be materially harmed. Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements. We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

Information on directors

Name:	Mr Oren Elkayam
Title:	Chairman and Managing Director
Qualifications:	B.Sc, MBA
Experience and expertise:

Oren Elkayam is a tech executive, founder, and public company CEO who has led growth and innovation at tech companies from inception through commercialization. Applying his deep experience in technology, the military, and strategic business management, Oren’s expertise is in accelerating ventures.

Having raised over $100 million in venture and public company investments, Oren has led IPOs, developed breakthrough cybersecurity, software and hardware solutions, commercialized these new products, and built high-performing corporate organizations from the ground up. He has served on the boards of venture-backed firms and is currently CEO & Founder of Mobilicom (Nasdaq:MOB), a leading provider of cybersecure and robust end-to-end solutions for drones, robotics, and autonomous systems. Oren has been instrumental in building Mobilicom’s product portfolio and global Tier-1 customer base while deeply involved in the evolution of the industry, backed by innovation that enables drones and robotics rise.

Oren served as an Officer in the Israeli Air Force, led an elite R&D unit for large cutting-edge technology projects. He has been a voting member on both the Institute of Electrical and Electronic Engineers (IEEE) and WiMAX international committees, He holds a B.Sc in Electrical Engineering and an MBA (magna cum laude) from Ben-Gurion University, Israel.

Special responsibilities:	No special responsibilities

Name:	Mr Yossi Segal
Title:	Executive Director
Qualifications:	B.Sc, M.Sc, MBA
Experience and expertise:	Mr Segal (Vice President of R&D and Co-Founder of Mobilicom Israel) was the former CTO and a founding member of Runcom Ltd. Mr Segal is a worldwide expert in OFDM/A and has written essential patents for OFDM/A technology, being the first to implement OFDM/A in a working product. He has also previously led the design and development groups of three mobile integrated circuits (IC chip) and eight wireless broadband systems which are currently in operation and sold worldwide. Mr Segal has taken a leading role in several international wireless standards (IEEE and ETSI) as a committee voting member, and served in the Israeli Army as an officer in an elite electronic warfare research and development unit.
Special responsibilities:	No special responsibilities

Name:	Mr Campbell McComb
Title:	Non-executive Director
Qualifications:	BEc, GAICD, FINSIA
Experience and expertise:	Mr McComb has over 20 years’ experience in funds management and investment banking and has overseen the development of numerous businesses. He has significant investment experience across equity securities, venture capital and private equity. Mr McComb is currently the Managing Director of Auctus (ASX: AVC), a listed Alternative Investment Management business.
Special responsibilities:	Member of Audit Committee

Mobilicom Limited
Directors’ report
31 December 2023

Name:	Mr Jonathan Brett
Title:	Non-executive Director
Qualifications:	BCom (Legal), BAcc, MCom (Financial Management), Dip Datametrics (Computer Science) and is a CA(SA)
Experience and expertise:	Mr Brett is a highly strategic and commercial senior director with a strong track record of driving transformational business performance and profitability across multiple geographies. He was also Managing Director and CEO of Techway Limited which pioneered internet banking in Australia. He is currently Executive Chairman of Stridecorp Equity Partners, an AFSL licensed fund manager specialising in private equity. Mr Brett is a non-executive director of Corporate Travel Management Limited (ASX: CTD) and Raiz Invest Limited (ASX: RZI).
Special responsibilities:	Chairman of Audit Committee

Company secretary

Justin Mouchacca

Justin Mouchacca holds a Bachelor of Business majoring in Accounting, is a Chartered Accountant and Fellow of the Governance Institute of Australia with over 14 years’ experience in public company responsibilities including statutory, corporate governance and financial reporting requirements. Since July 2019, Justin has been principal of JM Corporate Services and has been appointed Company Secretary and Financial Officer for a number of entities listed on the ASX and unlisted public companies.

Meetings of directors

The number of meetings of the company’s Board of Directors (‘the Board’) and of each Board committee held during the year ended 31 December 2023, and the number of meetings attended by each director were:

	Full Board		Audit Committee
	Attended	Held	Committee Attended	Committee Held
Mr O Elkayam	4	4	-	-
Mr Y Segal	4	4	-	-
Mr C McComb	4	4	1	1
Mr J Brett	4	4	1	1

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

Shares under options and warrants

Unissued ordinary shares of Mobilicom Limited under options and warrants at the date of this report are as follows:

		Exercise	Number
Grant date	Expiry date	price	under option
20/10/2016	20/10/2026	$0.05	614,090
05/11/2015	05/11/2025	$0.12	767,611
30/05/2018	29/05/2024	$0.15	400,000
30/05/2019	25/06/2025	$0.15	3,000,000
29/12/2020	29/12/2025	$0.15	3,325,000
15/07/2021	15/07/2026	$0.08	11,500,000
13/04/2022	13/04/2027	$0.08	400,000
13/04/2022	13/04/2027	$0.07	573,678
13/04/2022	13/04/2027	$0.05	4,740,000
24/08/2022	24/08/2027	*	2,931,355
31/05/2023	31/05/2033	$0.01	210,000,000
03/08/2023	03/08/2028	$0.01	43,600,000
25/01/2024	25/01/2029	**	1,416,354
			283,268,088

*	Warrants issued against pre-funded warrants traded on Nasdaq Capital Market, with an exercise price of US$5.00 per pre-funded warrant.

**	Warrants issued against pre-funded warrants issued under January 2024 Purchase Agreement, with an exercise price of US$0.0001 per pre-funded warrant.

Mobilicom Limited
Directors’ report
31 December 2023

No person entitled to exercise the options had or has any right by virtue of the option or warrants to participate in any share issue of the Company or of any other body corporate.

Shares issued on the exercise of options

There were no ordinary shares of Mobilicom Limited issued on the exercise of options during the year ended 31 December 2023 and up to the date of this report.

Indemnity and insurance of officers

The Company has indemnified the directors and executives of the Company for costs incurred, in their capacity as a director or executive, for which they may be held personally liable, except where there is a lack of good faith.

During the financial year, the Company paid a premium in respect of a contract to insure the directors and executives of the Company against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

Indemnity and insurance of auditor

The Company has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.

Auditor

Hall Chadwick WA Audit Pty Ltd continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ Oren Elkayam
Oren Elkayam
Chairman and Managing Director

9 April 2024
Tel Aviv

Mobilicom Limited
Auditor's independence declaration

To the Board of Directors

AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

As lead audit director for the audit of the financial statements of Mobilicom Limited for the financial year ended 31 December 2023, I declare that to the best of my knowledge and belief, there have been no contraventions of:

●	the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

●	any applicable code of professional conduct in relation to the audit.

Yours Faithfully,

/s/ HALL CHADWICK	/s/ MARK DELAURENTIS
HALL CHADWICK WA AUDIT PTY LTD	MARK DELAURENTIS CA Director

Dated this 9th day of April 2024

Perth, Western Australia

Mobilicom Limited
Consolidated statement of profit or loss and other comprehensive income
For the year ended 31 December 2023

		Consolidated
	Note	31 December 2023	31 December 2022
		$	$

Revenue	4	3,301,887	2,327,058

Cost of sales	5	(1,341,265)	(850,552)

Government grants		296,567	923,033
Interest received		441,715	168,843
Foreign exchange gains/(losses)		552,971	1,175,735
Fair value gain/(loss) from financial liability		(476,745)	3,768,466
Other income		814,508	6,036,077

Expenses
Selling and marketing expenses	6	(2,462,177)	(2,415,883)
Research and development	7	(2,715,427)	(2,516,922)
General and administration expenses	8	(3,410,874)	(2,532,033)
Share based payments	32	(882,055)	(309,256)
Finance costs		(54,765)	(65,972)

Loss before income tax expense		(6,750,168)	(327,483)

Income tax expense	9	(121,797)	(13,986)

Loss after income tax expense for the year attributable to the owners of Mobilicom Limited		(6,871,965)	(341,469)

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit plans		9,560	366,517

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(511,368)	(935,142)

Other comprehensive income/(loss) for the year, net of tax		(501,808)	(568,625)

Total comprehensive loss for the year attributable to the owners of Mobilicom Limited		(7,373,773)	(910,094)

		Cents	Cents

Basic earnings/(loss) per share	31	(0.52)	(0.05)
Diluted earnings/(loss) per share	31	(0.52)	(0.05)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of financial position
As at 31 December 2023

		Consolidated
	Note	31 December 2023	31 December 2022
		$	$
Assets

Current assets
Cash and cash equivalents	10	12,259,185	18,917,416
Restricted cash	10	86,880	59,126
Trade and other receivables, net	11	1,429,209	828,351
Inventories	12	1,366,635	838,658
Total current assets		15,141,909	20,643,551

Non-current assets
Property, plant and equipment	13	117,758	135,878
Right-of-use assets	14	672,954	426,817
Total non-current assets		790,712	562,695

Total assets		15,932,621	21,206,246

Liabilities

Current liabilities
Trade and other payables	15	2,076,052	1,608,846
Lease liabilities	16	327,046	333,850
Warrants financial liability	17	1,572,818	1,097,520
Total current liabilities		3,975,916	3,040,216

Non-current liabilities
Lease liabilities	16	334,909	95,403
Employee benefits	18	295,542	203,636
Governmental liabilities on grants received	19	6,666	6,084
Total non-current liabilities		637,117	305,123

Total liabilities		4,613,033	3,345,339

Net assets		11,319,588	17,860,907

Equity
Issued capital	20	41,855,722	41,636,762
Reserves	21	388,674	276,988
Accumulated losses		(30,924,808)	(24,052,843)
Total equity		11,319,588	17,860,907

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of changes in equity
For the year ended 31 December 2023

	Issued	Share based payments	Foreign currency translation	Re- measurement	Accumulated	Total
	capital	reserve	reserves	reserves	losses	equity
Consolidated	$	$	$	$	$	$

Balance at 1 January 2022	26,504,136	1,214,809	237,437	(508,949)	(24,118,314)	3,329,119

Loss after income tax expense for the year	-	-	-	-	(341,469)	(341,469)
Other comprehensive income for the year, net of tax	-	-	(935,142)	366,517	-	(568,625)

Total comprehensive income/ (loss) for the year	-	-	(935,142)	366,517	(341,469)	(910,094)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 20)	15,132,626	-	-	-	-	15,132,626
Share-based payments (note 32)	-	309,256	-	-	-	309,256
Expiry of options	-	(311,840)	-	-	311,840	-
Forfeiture of options	-	(95,100)	-	-	95,100	-
Balance at 31 December 2022	41,636,762	1,117,125	(697,705)	(142,432)	(24,052,843)	17,860,907

	Issued	Share based payments	Foreign currency translation	Re- measurement	Accumulated	Total
	capital	reserve	reserves	reserves	losses	equity
Consolidated	$	$	$	$	$	$

Balance at 1 January 2023	41,636,762	1,117,125	(697,705)	(142,432)	(24,052,843)	17,860,907

Loss after income tax expense for the year	-	-	-	-	(6,871,965)	(6,871,965)
Other comprehensive income for the year, net of tax	-	-	(511,368)	9,560	-	(501,808)

Total comprehensive income for the year	-	-	(511,368)	9,560	(6,871,965)	(7,373,773)

Transactions with owners in their capacity as owners:
Share-based payments (note 32)	-	882,055	-	-	-	882,055
Forfeiture of options	-	(18,899)	-	-	-	(18,899)
Expiry of options	249,662	(249,662)	-	-	-	-
Cancellation of shares	(30,702)	-	-	-	-	(30,702)
Balance at 31 December 2023	41,855,722	1,730,619	(1,209,073)	(132,872)	(30,924,808)	11,319,588

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of cash flows
For the year ended 31 December 2023

		Consolidated
	Note	31 December 2023	31 December 2022
		$	$
Cash flows from operating activities
Receipts from customers (inclusive of GST)		2,534,404	2,670,178
Payments to suppliers and employees (inclusive of GST)		(9,458,587)	(8,209,263)
Interest and other finance costs paid		(22,199)	(22,004)
Government grants received		297,149	923,942
Interest received		441,715	168,843

Net cash used in operating activities	30	(6,207,518)	(4,468,304)

Cash flows from investing activities
Payments for property, plant and equipment		(1,463)	(26,628)

Net cash used in investing activities		(1,463)	(26,628)

Cash flows from financing activities
Proceeds from issue of shares	20	-	22,450,965
Share issue transaction costs		-	(2,615,470)
Shares buyback (Small parcel plan) payments		(30,702)	-
Repayment of lease liabilities		(390,794)	(360,321)

Net cash from/(used in) financing activities		(421,496)	19,475,174

Net increase/(decrease) in cash and cash equivalents and restricted cash		(6,630,477)	14,980,242
Cash and cash equivalents and restricted cash at the beginning of the financial year		18,976,542	3,996,300

Cash and cash equivalents and restricted cash at the end of the financial year	10	12,346,065	18,976,542

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 1. General information

The financial statements cover Mobilicom Limited as a Group consisting of Mobilicom Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Mobilicom Limited’s functional and presentation currency.

The functional currency of the Company’s subsidiary, Mobilicom Ltd (“Mobilicom Israel”), is Israeli New Shekels.

The Company is a listed public company limited by shares, incorporated and domiciled in Australia. On October 19, 2023, the Company chose to voluntarily remove its ordinary shares from the Australian Securities Exchange (“ASX”) and trade exclusively on the NASDAQ in the form of American Depository Receipts. Its registered office and principal place of business are:

Mobilicom Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

C/- JM Corporate Services	1 Rakefet Street
Level 21, 459 Collins Street	Shoham, Israel 6083705
Melbourne, Victoria, 3000
Australia

Note 2. Material accounting policy information

The accounting policies that are material to the consolidated entity are set out either in the respective notes or below. The accounting policies adopted are consistent with those of the previous financial year, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

The consolidated entity has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss and other comprehensive income.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 2. Material accounting policy information (continued)

Going concern

The consolidated entity incurred a net loss after tax for the year ended 31 December 2023 of $6,871,965 (2022: $341,469) and had net cash outflows from operating activities $6,207,518 (2022: $4,468,304). The consolidated entity’s ability to continue as a going concern is dependent upon it achieving its forecasts. The financial statements have been prepared on the basis that the consolidated entity is a going concern, which contemplates the continuity of normal business activity, realisation of assets and settlements of liabilities in the normal course of business for the following reasons:

●	As at 31 December 2023 the consolidated entity had cash and cash equivalents of $12,346,065, total assets of $15,932,621 and net assets of $11,319,588;

●	As at the end of the year, the Company had a trade and other receivables balance amounting to $1,429,209.

●	The Directors have prepared a budget which demonstrates that, based on the above factors the consolidated entity has sufficient funds available to meet its commitments for at least twelve months from the date of signing of this report.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Mobilicom Limited (‘Company’ or ‘parent entity’) as at 31 December 2023 and the results of all subsidiaries for the year then ended. Mobilicom Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

Subsidiaries are all those entities over which the consolidated entity has control. The consolidated entity controls an entity when the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the consolidated entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the consolidated entity.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Where the consolidated entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The consolidated entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Foreign currency translation

The financial statements are presented in Australian dollars, which is Mobilicom Limited’s presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss. Non-monetary items are converted at the rate of exchange used to convert the related consolidated statements of financial position items i.e., at the time of the transaction

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 2. Material accounting policy information (continued)

Development costs are capitalised only when technical feasibility studies identify that the project will develop an intangible asset that will be completed and available for use or sale, that there are adequate technical, financial and other resources to complete the development, that it will deliver future economic benefits and these benefits can be measured reliably.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Impairment of financial assets

The consolidated entity assesses at the end of each reporting period whether there is any objective evidence of impairment of financial assets carried at amortized cost.

Impairment of non-financial assets

Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Finance costs

Finance costs attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred.

Defined benefit plans

The Company operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal retirement and several other events prescribed by that Law. The liability for termination of employee-employer relationship is measured using the projected unit credit method.

The actuarial assumptions include rates of employee turnover and future salary increases based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to yields on corporate bonds with a term that matches the estimated term of the benefit plan. In respect of its severance pay obligation to certain of its employees, the Company makes current deposits in pension funds and insurance companies (“plan assets”).

Plan assets comprise assets held by a Long-term employee benefits fund or qualifying insurance policies. Plan assets are not available to the Company’s own creditors and cannot be returned directly to the Company. The liability for employee benefits presented in the statement of financial position presents the present value of the defined benefit obligation less the fair value of the plan assets.

Remeasurements, comprising of actuarial gains and losses, the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods. Past service costs are recognised in profit or loss.

Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 2. Material accounting policy information (continued)

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

New Accounting Standards and Interpretations adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 31 December 2023. The consolidated entity has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

Note 3. Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Share-based payments

The consolidated entity has a share based remuneration scheme for employees. The fair value of share options is estimated by using the Black-Scholes option pricing model, on the date of grant based on certain assumptions. Those assumptions are described in the share based payments note and include, among others, the dividend growth rate, expected share price volatility and expected life of the options. The fair value of the equity settled options granted is charged to statement of comprehensive income over the vesting period of each tranche and the credit is taken to equity, based on the consolidated entity’s estimate of shares that will eventually vest.

Financial liability

The Company measures the value of the pre-funded warrants and underwriters warrants issued under August 2022 Nasdaq IPO & listing. The fair value of these warrants is estimated by using the Hull-White pricing model (trinomial Lattice model), on the date of the grant and remeasured at cut-off date (31 December 2023 and 2022),and is based on certain assumptions. Those assumptions include, among others, the dividend growth rate, expected share price, volatility and expected life of the warrants, early exercise / exercise multiple, capital structure effects and trinomial steps.

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgement is exercised in determining whether there is reasonable certainty that an option to extend the lease or purchase the underlying asset will be exercised, or an option to terminate the lease will not be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option, or not to exercise a termination option, are considered at the lease commencement date. Factors considered may include the importance of the asset to the consolidated entity’s operations; comparison of terms and conditions to prevailing market rates; incurrence of significant penalties; existence of significant leasehold improvements; and the costs and disruption to replace the asset. The consolidated entity reassesses whether it is reasonably certain to exercise an extension option, or not exercise a termination option, if there is a significant event or significant change in circumstances.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 4. Revenue

	Consolidated
	31 December 2023	31 December 2022
	$	$
Sale of goods	3,301,887	2,327,058

Revenue from contracts with customers

Revenue from the sale of goods is recognised at the point in time when the customer obtains control of the goods, which is generally at the time of delivery.

Interest

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Government Grant income

The Company receives government grant income from the Israeli Innovation Authority (formerly the Office of the Chief Scientist) (Innovation Authority). Grant income is recognised as the related milestone is met.

Fair value gains (loss) from financial liability

Fair value gain (loss) is recognised at an amount that reflects the changes in fair value of the financial liability between the measured periods.

Note 5. Cost of sales

	Consolidated
	31 December 2023	31 December 2022
	$	$
Salaries and benefits	193,473	189,762
Cost of materials	1,051,315	577,902
Occupancy and office expenses	18,270	22,431
Other	26,452	21,507
Depreciation	51,755	38,950

	1,341,265	850,552

Note 6. Selling and marketing expenses

	Consolidated
	31 December 2023	31 December 2022
	$	$
Salaries and benefits	1,636,092	1,751,265
Marketing services	369,763	255,306
Travel expenses	91,178	74,425
Depreciation	180,477	142,325
Occupancy and office expenses	24,926	38,547
Other	159,741	154,015

	2,462,177	2,415,883

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 7. Research and development

	Consolidated
	31 December 2023	31 December 2022
	$	$
Salaries and benefits	1,885,061	1,937,121
Materials	174,260	111,856
Royalties to the OCS	9,865	6,478
Subcontractors	359,464	121,471
Depreciation	117,849	140,426
Other	168,928	199,570

	2,715,427	2,516,922

Note 8. General and administration expenses

	Consolidated
	31 December 2023	31 December 2022
	$	$
Salaries and benefits	1,225,102	1,140,392
Professional fees	894,796	576,254
Insurance	435,713	297,855
Travel expenses	86,314	6,675
Depreciation	62,012	53,815
Occupancy and office expenses	237,757	48,648
Other	469,180	408,394

	3,410,874	2,532,033

Note 9. Income tax expense

	Consolidated
	31 December 2023	31 December 2022
	$	$
Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(6,750,168)	(327,483)

Tax at the statutory tax rate of 27.5%	(1,856,296)	(90,058)

Tax expenses related with previous years’ non-deductible/(taxable) costs in calculating taxable income	104,840	-
Effect of statutory tax rates difference between Australian company tax rate to Israeli company’s tax rate (23%)	233,122	200,724
Effect of statutory tax rates difference between Australian company tax rate to U.S. Federal company’s tax rate (21%)	(6,687)	-
Share-based payments	242,565	85,045
Other temporary differences not recognised	1,404,253	(181,725)

Income tax expense	121,797	13,986

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that is it probable that future taxable profits will be available against which the benefits of the deferred tax asset can be utilised

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 10. Current assets - cash and cash equivalents

	Consolidated
	31 December 2023	31 December 2022
	$	$
Cash at bank	12,259,185	18,917,416
Restricted cash	86,880	59,126
	12,346,065	18,976,542

Accounting policy for cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Restricted cash is considered by Mobilicom to be deposits with banks which are used mainly as a security for guarantees provided against facilities lease agreement and line of use for credit card.

Note 11. Current assets - trade and other receivables, net

	Consolidated
	31 December 2023	31 December 2022
	$	$
Trade receivables	971,220	203,737
Other receivables	457,989	624,614

	1,429,209	828,351

Accounting policy for trade and other receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement within 30 days.

The consolidated entity has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue.

Other receivables are recognised at amortised cost, less any allowance for expected credit losses.

No allowance for expected credit losses or overdue balances are accounted for in the financial statements.

Note 12. Current assets - inventories

	Consolidated
	31 December 2023	31 December 2022
	$	$
Finished goods - at cost	621,562	345,865
Raw materials - at cost	776,575	518,217
Accrual for slow inventory	(31,502)	(25,424)

	1,366,635	838,658

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 12. Current assets - inventories (continued)

Accounting policy for inventories

Inventories are recognised at the lower of cost and net realisable value.

Inventories cost is based on weighted average method.

Note 13. Non-current assets - property, plant and equipment

	Consolidated
	31 December 2023	31 December 2022
	$	$

Computer equipment - at cost	277,045	275,582
Less: Accumulated depreciation	(251,192)	(242,159)
	25,853	33,423

Office furniture & equipment - at cost	131,728	131,728
Less: Accumulated depreciation	(50,013)	(41,818)
	81,715	89,910

Machinery & equipment - at cost	85,309	85,309
Less: Accumulated depreciation	(75,119)	(72,764)
	10,190	12,545

	117,758	135,878

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Computer	Office furniture &	Machinery &
	equipment	equipment	equipment	Total
Consolidated	$	$	$	$

Balance at 1 January 2022	32,849	100,582	19,140	152,571
Additions	22,018	2,190	2,420	26,628
Depreciation expense	(21,444)	(12,862)	(9,015)	(43,321)

Balance at 31 December 2022	33,423	89,910	12,545	135,878
Additions	1,463	-	-	1,463
Depreciation expense	(9,033)	(8,195)	(2,355)	(19,583)

Balance at 31 December 2023	25,853	81,715	10,190	117,758

Accounting policy for property, plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Computer equipment	3 years
Machinery and equipment	6-7 years
Office furniture and equipment	10-14 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 13. Non-current assets - property, plant and equipment (continued)

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the consolidated entity. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Note 14. Non-current assets - right-of-use assets

	Consolidated
	31 December 2023	31 December 2022
	$	$

Land and buildings - right-of-use	556,107	254,409
Motor vehicles - right-of-use	116,847	172,408

	672,954	426,817

Additions to the right-of-use assets during the financial year were $702,079 (2022: $148,815).

During the 2023 financial year, the Company leased new cars for the Israeli subsidiary under agreement for 3 years.

The Company leases land and buildings for its offices in Israel under agreements for 5 years, starting February 1, 2019, and in some cases, options to extend for three additional consecutive periods, each for 24 months. On renewal, the terms of the leases are renegotiated.

The Company continued using the premises and is currently negotiating the terms of the extended lease for a period of additional 24 months.

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Land and	Motor
	Buildings	Vehicle	Total
Consolidated	$	$	$

Balance at 1 January 2022	517,719	92,478	610,197
Additions	-	148,815	148,815
Depreciation expense	(263,310)	(68,885)	(332,195)

Balance at 31 December 2022	254,409	172,408	426,817
Additions	562,233	139,846	702,079
Early return of leased cars	-	(105,532)	(105,532)
Depreciation expense	(260,535)	(89,875)	(350,410)

Balance at 31 December 2023	556,107	116,847	672,954

Accounting policy for right-of-use assets

A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the consolidated entity expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 14. Non-current assets - right-of-use assets (continued)

The consolidated entity has elected not to recognise a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

Note 15. Current liabilities - trade and other payables

	Consolidated
	31 December 2023	31 December 2022
	$	$

Trade payables	733,076	299,289
Other payables	1,342,976	1,309,557

	2,076,052	1,608,846

Refer to note 23 for further information on financial instruments.

Amounts noted above in other payables include amounts payable to Directors for wages payable.

Accounting policy for trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Note 16. Lease liabilities

	Consolidated
	31 December 2023	31 December 2022
	$	$

Current	327,046	333,850
Non-Current	334,909	95,403

	661,955	429,253

Accounting policy for lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index, or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 17. Warrants financial liability

	Consolidated
	31 December 2023	31 December 2022
	$	$

Warrants at fair value	1,572,818	1,097,520

On 25 August 2022 the Company completed its US listing via the issuance of 3,220,338 ADRs (American Depository Shares) and the accompanying 3,220,338 pre-funded warrants for a total consideration of USD 13,299,996. One ADR represents 275 ordinary shares in the Company. One pre-funded warrant gives the holder the right to purchase one ADR share. The warrants have 5 year term and they can be exercised any time before expiry date 24 August 2027.

In addition, on 25 August 2022, under the U.S listing the Company granted a total 161,017 representative warrants each exercised to single ADS at an exercise price of US$5.16. The representative warrant carrying a cashless exercise option with variable exercise mechanism.

The pre-funded warrant and representative warrant are referred herein together as “warrants”.

The warrants represent financial liabilities at fair value through profit or loss.

As at 31 December 2023, the Group reassessed the valuation methodology applied to the valuation of the warrants, in conjunction with an independent valuation from a third party. The warrants are trading on Nasdaq and based on current market activity, it was deemed to be in an active market. The directors believe the quoted share price of the MOBBW security trading on the Nasdaq represents a more accurate valuation of the warrants based on the guidance of AASB 13 Fair Value Measurement where the fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities. This has resulted in a change of valuation methodology that was applied at 31 December 2022 and is a change in accounting estimates.

The following assumptions were based on observable market conditions that existed at the issue date and at 31 December 2023:

Assumption	At issue date		At 31 December 2022		At 31 December 2023		At 31 December 2023
Value methodology	Level 2		Level 2		Level 1		Level 1
Historical volatility		81%		81%		-		-
Exercise price	US$	5.0	US$	5.0	US$	5.0	US$	5.16
Share price	US$	2.929	US$	0.970	US$	0.367	US$	0.367
Risk-free interest rate		3.3%		4%		-		-
Dividend yield		0%		0%		-		-
Fair value per warrant	US$	1.2005	US$	0.2555	US$	0.367	US$	0.367

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 17. Current liabilities - Warranty liability (continued)

A summary of changes in share purchase warrants issued by the Company during the year ended 31 December 2023 and 2022 is as follows:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Balance as of 1 January 2022	-		-
Warrants issued during the period	-	$5,598,835	-	$5,598,835
Fair value loss (gain) recognized in consolidated statement of profit or loss and other comprehensive income	-	(3,768,466)	-	(3,768,466)
Transfer upon exercise	-	(825,609)	-	(825,609)
Translation adjustments		92,760		92,760
Warrant liability as of 31 December 2022	-	$1,097,520	-	$1,097,520
Transfer to level 1 valuation input	1,097,520	(1,097,520)	-	-
Fair value loss (gain) recognized in consolidated statement of profit or loss	476,745	-	-	476,745
Translation adjustments	(1,447)	-		(1,447)
Warrant liability as of 31 December 2023	$1,572,818	-	-	$1,572,818

Refer to note 20 for further information on issued capital.

Note 18. Non-current liabilities - employee benefits

	Consolidated
	31 December 2023	31 December 2022
	$	$

Employee benefits	295,542	203,636

The company’s liabilities for severance pay retirement and pension pursuant to Israeli law and employment agreements are recognized by full - in part by managers’ insurance policies, for which the company makes monthly payments and accrued amounts in severance pay funds and the rest by the liabilities which are included in the financial statements.

The amounts funded displayed above include amounts deposited in severance pay funds with the addition of accrued income. According to the Severance Pay Law, the aforementioned amounts may not be withdrawn or mortgaged as long as the employer’s obligations have not been fulfilled in compliance with Israeli law.

Note 19. Non-current liabilities - Governmental liabilities on grants received

	Consolidated
	31 December 2023	31 December 2022
	$	$

Governmental liabilities on grants received	6,666	6,084

Accounting policy for Government liabilities on grants received

The Company measured the value of its governmental liabilities on grants received, each period, based on discounted cash flows derived from Company’s future anticipated revenues.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 19. Non-current liabilities - Governmental liabilities on grants received (continued)

The Company participates in programs sponsored by the Israeli Innovation Authority- Office of Chief Scientist (“OCS”), for the support of research and development projects. Several programs are subjected to royalties, while others are not (the company is committed to pay royalties for the R&D programs, while the research programs does not required repayment). In exchange for the Chief Scientist’s participation in the programs, the Company is required to pay royalties to the Chief Scientist at a rate between 3% and 3.5% of sales of developed products linked to U.S dollars, until repayment of 100% of the amount of grants received, plus annual interest at the LIBOR rate. The company is required to pay royalties, to the OCS, of sales to end customers of products developed with funds provided by the Chief Scientist, if and when such sales are recognized. The obligation to pay these royalties is contingent on actual sales of the products. Changes in the liability are recognized in research and development expenses. The exceptions of the Company to pay the grants are based on its estimation at the end of each year.

Note 20. Equity - issued capital

	Consolidated
	31 December 2023	31 December 2022	31 December 2023	31 December 2022
	Shares	Shares	$	$

Ordinary shares - fully paid	1,326,676,693	1,331,279,665	41,855,722	41,636,762

Movements in ordinary share capital

Details	Date	Shares	Issue price	$

Balance	1 January 2022	321,936,715		26,504,136
Issue of NASDAQ IPO shares (net of warrant fair value)*	29 August 2022	885,592,950	$0.015	13,662,563
Exercise of 450,000 NASDAQ warrants*	31 August 2022	123,750,000	$0.026	4,085,533
Capital raising costs		-	-	(2,615,470)

Balance	31 December 2022	1,331,279,665		41,636,762
Expiry of options		-	-	249,662
Cancelation of shares through small parcel buy back		(4,602,972)	-	(30,702)

Balance	31 December 2023	1,326,676,693		41,855,722

*	On 24 August 2022, the Company issued 3,220,338 units to shareholders in the Company’s August 2022 Nasdaq listing & IPO. Each unit consists of a single ADS and a single pre-funded warrant exercisable to a single ADS. The warrants have an exercise price of AUD$7.36 (US$5.00), expire August 24, 2027.

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Capital risk management

The consolidated entity’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Capital is regarded as total equity, as recognised in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 20. Equity - issued capital (continued)

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The consolidated entity is subject to certain financing arrangements covenants and meeting these is given priority in all capital risk management decisions. There have been no events of default on the financing arrangements during the financial year.

Accounting policy for issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Warrants

The Company accounts for warrants issued to investors under IFRS 9.

(a) On 24 August 2022, under Nasdaq dual listing & IPO the Company issued a total of 3,220,338 units each includes single ADS and single tradable pre-funded warrant exercised to single ADS at an exercise price of US$5.00.

The Company recorded these warrants as a derivative financial liability which represents the fair value of the warrants on the transaction date due to the fact that they do not meet the criteria for a fixed number of equity instruments in exchange for a fixed amount of cash. The derivative financial liability is re-measured at each reporting date, with changes in fair value recognized under fair value gains/(losses) from financial liability. On 31 December 2023 it amounted to $1,486,424 (2022: $1,044,955). The amounts were recorded at fair value according to a valuation performed by an independent third-party appraiser. Refer to note 17 for further information on fair value measurement of the pre-funded warrants.

On August 31, 2022, 450,000 pre-funded warrants were exercised into ADS for AUD$3,259,925 (US$2,250,000).

The fair value of the pre-funded warrants on 31 August 2022 (exercise date), measured using a Hull-White trinomial option pricing model, was AUD$825,609 (US$569,832).

(b) On 24 August 2022, under Nasdaq dual listing & IPO the Company issued a total 161,017 representative warrants to the underwriter each exercised to single ADS at an exercise price of US$5.16. The representative warrant carrying a cashless exercise option with variable exercise mechanism.

The Company recorded these warrants as a derivative financial liability which represents the fair value of the warrants on the transaction date due to the fact that they do not meet the criteria for a fixed number of equity instruments in exchange for a fixed amount of cash. The derivative financial liability is re-measured at each reporting date, with changes in fair value recognized under fair value gains/(losses) from financial liability. The derivative financial liability as of 24 August 2022 amounted to AUD$281,436, reflecting the average between high & low valuation inputs. On 31 December 2023, it amounted to AUD$86,394 (US$59,093) (2022: AUD$52,565) reflecting the average between high & low valuation inputs. Refer to note 17 for further information on fair value measurement of the representative warrants.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 20. Equity - issued capital (continued)

The pre-funded warrant and representative warrant are referred herein together as “Warrants”.

For the year ended 31 December 2023, the Company recorded fair value losses, net of AUD$476,745 (us$326,094). For the year ended 31 December 2022, the Company recorded fair value gains, net of AUD$3,768,466 under the statement of comprehensive loss as a result of the change in the fair value of Warrants.

Note 21. Equity - reserves

	Consolidated
	31 December 2023	31 December 2022
	$	$

Foreign currency reserve	(1,209,073)	(697,705)
Share-based payments reserve	1,730,619	1,117,125
Re-measurements reserve	(132,872)	(142,432)

	388,674	276,988

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services.

Re-measurements reserves

The reserve is used for remeasurements comprising actuarial gains and losses on the net defined benefit liability.

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Re-measurement	Share based	Foreign currency
	reserve	payments	reserve	Total
Consolidated	$	$	$	$

Balance at 1 January 2022	(508,949)	1,214,809	237,437	943,297
Foreign currency translation	-	-	(935,142)	(935,142)
Expiry of options	-	(311,840)	-	(311,840)
Share based payment	-	309,256	-	309,256
Forfeiture of options	-	(95,100)	-	(95,100)
Re-measurement of defined benefits plans	366,517	-	-	366,517

Balance at 31 December 2022	(142,432)	1,117,125	(697,705)	276,988
Share based payments	-	882,055	-	882,055
Expiry of options	-	(249,662)	-	(249,662)
Forfeiture of options	-	(18,899)	-	(18,899)
Re-measurement of defined benefits plans	9,560	-	-	9,560
Foreign currency translation	-	-	(511,368)	(511,368)

Balance at 31 December 2023	(132,872)	1,730,619	(1,209,073)	388,674

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 22. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Note 23. Financial instruments

Financial risk management objectives

The consolidated entity’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk and interest rate risk), credit risk and liquidity risk. The consolidated entity’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the consolidated entity. The consolidated entity uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk.

Risk management is carried out by senior finance executives (‘finance’) under policies approved by the Board of Directors (‘the Board’). These policies include identification and analysis of the risk exposure of the consolidated entity and appropriate procedures, controls and risk limits. Finance identifies, evaluates and hedges financial risks within the consolidated entity’s operating units. Finance reports to the Board on a monthly basis.

Market risk

Foreign currency risk

The consolidated entity undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

The carrying amount of the consolidated entity’s foreign currency denominated financial assets and financial liabilities at the reporting date were as follows (holdings are shown in AUD equivalents):

	Assets		Liabilities
	31 December 2023	31 December 2022	31 December 2023	31 December 2022
Consolidated	$	$	$	$

US dollars	11,906,907	18,061,483	808,794	31,233
Euros	48,210	1,826	468	871
Israeli New Shekel	163,311	1,849,492	-	-

	12,118,428	19,912,801	809,262	32,104

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis.

Price risk

Price risk is the risk that future cashflows derived from financial instruments will be changed as a result of a market price movement, other than foreign currency rates and interest rates. The consolidated entity is not exposed to any significant price risk.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has a strict code of credit, including obtaining agency credit information, confirming references and setting appropriate credit limits. The consolidated entity obtains guarantees where appropriate to mitigate credit risk. The maximum exposure to credit risk at the reporting date to recognised financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements. The consolidated entity does not hold any collateral.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 23. Financial instruments (continued)

The consolidated entity has adopted a lifetime expected loss allowance in estimating expected credit losses to trade receivables through the use of a provisions matrix using fixed rates of credit loss provisioning. These provisions are considered representative across all customers of the consolidated entity based on recent sales experience, historical collection rates and forward-looking information that is available.

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments for a period greater than 1 year.

Liquidity risk

Vigilant liquidity risk management requires the consolidated entity to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay debts as and when they become due and payable.

The consolidated entity manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Remaining contractual maturities

The following tables detail the consolidated entity’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.

	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated - 31 December 2023	$	$	$	$	$

Non-derivatives
Non-interest bearing
Trade payables	733,076	-	-	-	733,076
Other payables	1,342,976	-	-	-	1,342,976
Government liabilities	-	-	-	6,666	6,666
Total non-derivatives	2,076,052	-	-	6,666	2,082,718

	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated - 31 December 2022	$	$	$	$	$

Non-derivatives
Non-interest bearing
Trade payables	299,289	-	-	-	299,289
Other payables	1,309,557	-	-	-	1,309,557
Government liabilities	-	-	-	6,084	6,084
Total non-derivatives	1,608,846	-	-	6,084	1,614,930

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 24. Key management personnel disclosures

Directors

The following persons were directors of Mobilicom Limited during the financial year:

Mr Oren Elkayam (Chairman and Managing Director)
Mr Yossi Segal (Executive Director)
Mr Campbell McComb (Non-executive director)
Mr Jon Brett (Non-executive director)

Compensation

The aggregate compensation made to directors and other members of key management personnel of the consolidated entity is set out below:

	Consolidated
	31 December 2023	31 December 2022
	$	$
Short-term employee benefits	860,229	821,414
Post-employment benefits	210,543	294,171
Israel deferred payments	-	653,768
Share-based payments	689,094	93,036

	1,759,866	1,862,389

Note 25. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by Hall Chadwick (WA) Audit Pty Ltd, the auditor of the company, its network firms and unrelated firms:

	Consolidated
	31 December 2023	31 December 2022
	$	$
Audit services - BDO Audit Pty Ltd
Audit or review of the financial statements	-	79,500

Other services - BDO Audit Pty Ltd
Tax compliance services	5,500	5,000

Others	5,000	-
BDO Audit Pty Ltd total	10,500	84,500

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 25. Remuneration of auditors (continued)

	Consolidated
	31 December 2023	31 December 2022
	$	$
Audit services - BDO Israel
Audit or review of the financial statements	203,899	189,324

Other services - BDO Israel
IPO assurance services and others	15,683	177,546
Tax compliance services	8,080	11,112
Others	4,028	2,226

	27,791	190,884

BDO Israel total	231,690	380,208

Audit services - Hall Chadwick WA Audit Pty Ltd
Audit or review of the financial statements	55,000	-

Other services - Hall Chadwick WA Audit Pty Ltd
	-	-

Hall Chadwick WA Audit Pty Ltd total	55,000	-

Note 26. Related party transactions

Parent entity

Mobilicom Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 28.

Key management personnel

Disclosures relating to key management personnel are set out in note 24.

Receivable from and payable to related parties

The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated
	31 December 2023	31 December 2022
	$	$
Current payables:
Payables to related parties	234,641	25,667

Non-current payables:
Payables to related parties	132,896	-

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 26. Related party transactions (continued)

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 27. Parent entity information

Set out below is the supplementary information about the parent entity.

Statement of profit or loss and other comprehensive income

	Parent
	31 December 2023	31 December 2022
	$	$
Profit/(loss) after income tax	(950,807)	(18,542,719)

Total comprehensive income	(950,807)	(18,542,719)

Statement of financial position

	Parent
	31 December 2023	31 December 2022
	$	$
Total current assets	261,420	382,354

Total assets	261,420	382,354

Total current liabilities	66,989	105,273
Warrants financial liability	1,572,818	1,097,520

Total liabilities	1,639,807	1,202,793

Net liability	(1,378,387)	(820,439)

Equity
Issued capital	35,820,014	35,673,114
Share-based payments reserve	1,078,198	832,239
Accumulated losses	(38,276,599)	(37,325,792)

Total equity	(1,378,387)	(820,439)

Guarantees entered into by the parent entity in relation to the debts of its subsidiaries

The parent entity had no guarantees in relation to the debts of its subsidiaries as at 31 December 2023.

Contingent liabilities

The parent entity had no contingent liabilities as at 31 December 2023.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at 31 December 2023.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 27. Parent entity information (continued)

Material accounting policy information

The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 2, except for the following:

●	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.

●	Investments in associates are accounted for at cost, less any impairment, in the parent entity.

●	Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of an impairment of the investment.

Note 28. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Ownership interest
	Principal place of business /	31 December	31 December
Name	Country of incorporation	2023	2022
		%	%
Mobilicom Ltd (“Mobilicom Israel”)	Israel	100.00%	100.00%
Mobilicom Inc	United States	100.00%	100.00%

In late December 2022 and following the Company’s listing on NASDAQ and increased operations in the United States, the Company incorporated a wholly owned subsidiary Mobilicom Inc, a Delaware incorporated Company.

Note 29. Events after the reporting period

Commencing 1 January 2024, the Company elected to shift from Australian dollar functional currency to U.S. dollar functional currency and accordingly all internal financial reporting and presentations, to board of directors and executive management as well as external financial reporting and presentations are denominated in U.S. dollar. Following the transition to U.S. Dollar as functional currency the currency transaction adjustment (“CTA”) reserve balance as of 31 December 2023 will remain as is (freeze) and starting 1 January 2024 differences between the USD and the NIS will be recorded under the CTA reserve while transactions with AUD will be recorded as foreign currency transactions under the statement of profit or loss and other comprehensive income (loss).

On 25 January 2024, the Company entered into a definitive agreement (the “Purchase Agreement”) with certain institutional investors providing for the issuance of (i) 133,889,525 ordinary shares represented by 486,871 American Depositary Shares (“ADSs”), and (ii) prefunded warrants to purchase up to an aggregate of 389,497,350 ordinary shares represented by 1,416,354 ADSs, in a registered direct offering at an offering price of US$1.55 per ADS and US$1.5499 per pre-funded warrant, for aggregate gross proceeds of approximately US$2.95 million (AUD$4.31 million). Each ADS represents two hundred seventy-five (275) ordinary shares, no par value, of the company. The offering was closed on January 30, 2024.

In addition, in a concurrent private placement, the Company agreed to issue the investors warrants to purchase up to an aggregate of 523,386,875 ordinary shares represented by 1,903,225 ADSs at an exercise price of US$1.55 per ADS. The warrants will be immediately exercisable and will expire five years following the initial exercise date. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

Each pre-funded warrant is exercisable for one ADS at an exercise price of US$0.001 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full.

No other matter or circumstance has arisen since 31 December 2023 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 30. Reconciliation of loss after income tax to net cash used in operating activities

	Consolidated
	31 December 2023	31 December 2022
	$	$
Loss after income tax expense for the year	(6,871,965)	(341,469)

Adjustments for:
Depreciation and amortisation	412,093	375,516
Share-based payments	882,055	309,256
Foreign exchange differences	(559,504)	(428,414)
Fair value adjustment on warrants financial liability through profit or loss	476,745	(3,768,466)
Lease interest	22,199	22,004

Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables	(600,858)	(132,810)*
Increase in inventories	(527,977)	(347,668)
Increase in trade and other payables	467,206	457,392
Increase/(decrease) in employee benefits	91,906	(614,554)
Increase in Government liabilities	582	909

Net cash used in operating activities	(6,207,518)	(4,468,304)

*	Reclassified

Note 31. Earnings per share

	Consolidated
	31 December 2023	31 December 2022
	$	$
Loss after income tax attributable to the owners of Mobilicom Limited	(6,871,965)	(341,469)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings (loss) per share	1,328,152,166	664,158,704

Weighted average number of ordinary shares used in calculating diluted earnings (loss) per share	1,328,152,166	664,158,704

	Cents	Cents
Basic earnings (loss) per share	(0.52)	(0.05)
Diluted earnings (loss) per share	(0.52)	(0.05)

The rights to options held by option holders have not been included in the weighted average number of ordinary shares for the purposes of calculating diluted EPS as they do not meet the requirements for inclusion in AASB 133 “Earnings per Share”. The rights to options are non-dilutive as the consolidated entity is loss generating.

Accounting policy for earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit (loss) attributable to the owners of Mobilicom Limited , excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 31. Earnings per share (continued)

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Note 32. Share-based payments

Set out below is a summary of options granted and on issue at the end of the year.

2023
			Balance at			Expired/	Balance at
		Exercise	the start of			forfeited/	the end of
Grant date	Expiry date	price	the year	Granted	Exercised	other	the year
20/10/2016	20/10/2026	$0.05	614,090	-	-	-	614,090
05/11/2015	05/11/2025	$0.12	767,611	-	-	-	767,611
17/04/2018	16/04/2023	$0.15	1,800,000	-	-	(1,800,000)	-
30/05/2018	29/05/2024	$0.15	400,000	-	-	-	400,000
30/05/2019	25/06/2025	$0.15	3,000,000	-	-	-	3,000,000
29/12/2020	29/12/2025	$0.15	5,120,000	-	-	(1,795,000)	3,325,000
15/07/2021	15/07/2026	$0.08	11,500,000	-	-	-	11,500,000
13/04/2022	13/04/2027	$0.08	400,000	-	-	-	400,000
13/04/2022	13/04/2027	$0.07	573,678	-	-	-	573,678
13/04/2022	13/04/2027	$0.05	5,440,000	-	-	(700,000)	4,740,000
31/05/2023	31/05/2033	$0.01	-	210,000,000	-	-	210,000,000
03/08/2023	03/08/2028	$0.01	-	45,850,000	-	(2,250,000)	43,600,000
			29,615,379	255,850,000	-	(6,545,000)	278,920,379

On 31 May 2023, the Company granted 210,000,000 unlisted options to directors of the Company which vest over three years (33.33% of the options 1 year after grant date; 66.66% remain in equally quarterly over the 2nd & 3rd years after date of grant).

On 3 August 2023, the Company issued 45,850,000 options to employees and consultants of the Company. 23,350,000 options are vested after 3 years, and 22,500,000 options are vested after 4 years.

For the options granted during the current financial year, the valuation model inputs used to determine the fair value at the grant date, are as follows:

		Share price at grant	Exercise	Expected	Dividend	Risk-free	Fair value at grant
Grant date	Expiry date	date	price	volatility	yield	interest rate	date

31/05/2023	31/05/2033	$0.009	$0.008	86.60%	-	0.0355%	$0.0078
03/08/2023	03/08/2028	$0.012	$0.008	128.89%	-	0.0378%	$0.0107

The Company recognized share-based compensation expense of $882,055 and $309,256 for the years ended 31 December 2023 and 2022, respectively.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2023

Note 32. Share-Based payments (continued)

Accounting policy for share-based payments

Equity-settled and cash-settled share-based compensation benefits are provided to employees.

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services. Cash-settled transactions are awards of cash for the exchange of services, where the amount of cash is determined by reference to the share price.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the consolidated entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

All changes in the liability are recognised in profit or loss. The ultimate cost of cash-settled transactions is the cash paid to settle the liability.

Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If the non-vesting condition is within the control of the consolidated entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the consolidated entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

Mobilicom Limited
Directors’ declaration
31 December 2023

In the directors’ opinion:

●	the attached financial statements and notes comply with the Corporations Act 2001, the Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

●	the attached financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 2 to the financial statements;

●	the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 31 December 2023 and of its performance for the financial year ended on that date; and

●	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ Oren Elkayam
Oren Elkayam
Chairman and Managing Director

9 April 2024
Tel Aviv

Mobilicom Limited
Independent auditor's report to the members of Mobilicom Limited

INDEPENDENT AUDITOR'S REPORT

TO THE MEMBERS OF MOBILICOM LIMITED

Opinion

We have audited the financial report of Mobilicom Limited (“the Company”) and its subsidiaries (“the Consolidated Entity”), which comprises the consolidated statement of financial position as at 31 December 2023, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies, and the directors’ declaration.

In our opinion:

a.	the accompanying financial report of the Consolidated Entity is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the Consolidated Entity’s financial position as at 31 December 2023 and of its financial performance for the year then ended; and

(ii)	complying with Australian Accounting Standards and the Corporations Regulations 2001.

b.	the financial report also complies with International Financial Reporting Standards as disclosed in Note 2.

Basis for Opinion

We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Consolidated Entity in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The directors are responsible for the other information. The other information comprises the information included in the Consolidated Entity’s annual report for the year ended 31 December 2023, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.

Mobilicom Limited
Independent auditor's report to the members of Mobilicom Limited

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Financial Report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In Note 2, the directors also state in accordance with Australian Accounting Standard AASB 101 Presentation of Financial Statements, that the financial report complies with International Financial Reporting Standards.

In preparing the financial report, the directors are responsible for assessing the Consolidated Entity’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Consolidated Entity or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Financial Report

Our responsibility is to express an opinion on the financial report based on our audit. Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Consolidated Entity’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

Mobilicom Limited
Independent auditor's report to the members of Mobilicom Limited

●	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Consolidated Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Consolidated Entity to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Consolidated Entity to express an opinion on the financial report. We are responsible for the direction, supervision and performance of the Consolidated Entity audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial report of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ HALL CHADWICK	/s/ MARK DELAURENTIS
HALL CHADWICK WA AUDIT PTY LTD	MARK DELAURENTIS Ca Director

Dated this 9th day of April 2024

Perth, Western Australia